Fwd: Unpluq Equity Crowdfunding

Jorn   11:01 AM

Jorn Rigter
CTO & Co-founder, Unpluq
Off your screen, into your life.

--------- Forwarded message ---------
From: Jorn Rigter <███████████████>
Date: **Monday, September 2** 2024 at 18:12 pm CEST
Subject: Unpluq Equity Crowdfunding
To ███████████████████

Hi, ██████████

It's been a while! How are you doing?
I have some exciting news to share! During conversations with you and others, I was pretty surprised how often I got the question whether there is an option for our customers to invest in Unpluq. This inspired something: we just launched on an equity crowdfunding platform where you can invest in Unpluq. If you'd be interested in this, you can check out the page here.

Obviously I'm super excited about the problem we're tackling with Unpluq. If you're too, I'd love to invite you to check out the page. If you have any questions: we're doing Q&A chats, which you can check out here.

Thanks,

Jorn Rigter
CTO & Co-founder, Unpluq

Off your screen, into your life.

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

UNPLUQ

Learn more at a Live Q&A Session

Hi ,

Unpluq is working to give everyone real balance against addictive tech and the trillion dollar industry after our attention. It's a big mission--and what we've done so far as a team of two is exciting, but there is so much more to do! We can't do it without your support.

I'd like to invite you to come and meet Jorn and I. We're holding a live Q&A session so you can learn more about what we're building and how you can be a part of it.

Sign Up

Choose from the following sessions:

Americas - ET / PT

- Tuesday, September 17 - 10:30am / 7:30am
- Thursday, September 19 - 1pm / 10am
- Saturday, September 28 - 9am / 6am

Europe - UK / CET

- Tuesday, September 17 - 3:30pm / 4:30pm
- Thursday, September 19 - 6pm / 7pm
- Saturday, September 28 - 2pm / 3pm

Don't see a time that works for you? Please reply here and let me know what date you'd prefer.

Or, see our video story and explore the opportunity on our Wefunder campaign.

I know you care about this problem, and you want to see it change. Join us in our mission!

Caroline Cadwell

CEO & Co-Founder, Unpluq



Testing the waters legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Unpluq

UNPLUQ

Be an Owner in Unpluq

Hi ,

Addictive tech has a huge impact on our lives, our families and children, and on our society at large. There's a mental health crisis, and it's no coincidence it accelerated when we started reaching for our phones first thing in the morning. It's changing childhood, it's changing sleep, it's changing happiness.

Do you want to see this change? Do you care about this problem in our world? I'm inviting you to be part of the change.

Unpluq is fully focused on changing the way we live with technology--and helping us have more connected, fulfilled lives.



Tap above to see the video story

We're raising funds. Before offering investment to others, we're offering a stake in the company to you, one of our earliest supporters and champions.

Jorn & I have prepared a video for you with more information, and are offering investor Q&A sessions over the next couple of weeks.

Learn More

If you care about this problem, and you want to see it change, I hope you'll join us in our mission!

Caroline Cadwell

CEO & Co-Founder, Unpluq

Unpluq



UNPLUQ

Attend a Live Q&A Session

Hi ,

In the coming weeks, I'm holding a few live Investor Q&A sessions where you can get more information about investing in Unpluq and ask questions. These sessions are 45 minutes long (or less).

The next session is this today, Thursday, or after that, on the 17th. I invite you to come and meet us to learn more about what we're building and how you can be a part of it.

Sign Up

Choose from the following sessions:

Americas - ET / PT

- Thursday, September 5 - 11am / 8am
- Tuesday, September 17 - 10:30am / 7:30am
- Thursday, September 19 - 1pm / 10am
- Saturday, September 28 - 9am / 6am

Europe - UK / CET

- Thursday, September 5 - 4pm / 5pm
- Tuesday, September 17 - 3:30pm / 4:30pm
- Thursday, September 19 - 6pm / 7pm
- Saturday, September 28 - 2pm / 3pm

Don't see a time that works for you? Please reply here and let me know what date you'd prefer.

Or, see our video story and explore the opportunity on our Wefunder campaign.

I know you care about this problem, and you want to see it change. I hope you'll join us in our mission!

Caroline Cadwell

CEO & Co-Founder, Unpluq



Testing the waters legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Unpluq

UNPLUQ

Attend a Live Q&A Session

Hi ,

In the coming weeks, I'm holding a few live Investor Q&A sessions where you can get more information about investing in Unpluq and ask questions. These sessions are 45 minutes long (or less).

The next session is this Thursday. I invite you to come and meet us to learn more about what we're building and how you can be a part of it.

Sign Up

Choose from the following sessions:

Americas - ET / PT

- Thursday, September 5 - 11am / 8am
- Tuesday, September 17 - 10:30am / 7:30am
- Thursday, September 19 - 1pm / 10am
- Saturday, September 28 - 9am / 6am

Europe - UK / CET

- Thursday, September 5 - 4pm / 5pm
- Tuesday, September 17 - 3:30pm / 4:30pm
- Thursday, September 19 - 6pm / 7pm
- Saturday, September 28 - 2pm / 3pm

Don't see a time that works for you? Please reply here and let me know what date you'd prefer.

Or, see our video story and explore the opportunity on our Wefunder campaign.

I know you care about this problem, and you want to see it change. I hope you'll join us in our mission!

Caroline Cadwell

CEO & Co-Founder, Unpluq



Testing the waters legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Unpluq

[redacted]

You received this email because you signed up for the Unpluq app or made a purchase from Unpluq.

Unsubscribe

UNPLUQ

Be an Owner in Unpluq

Hi ,

As one of Unpluq's customers, you know best just how impactful Unpluq can be. We're working to help people, and whole families, spend more time offline —and have a richer life because of it.

We're raising funds: before offering investment to others and institutions, we're offering a stake in the company to you, one of our earliest supporters and champions.

Addictive tech has a huge impact on our lives, and on our society at large. There's a mental health crisis, and it's no coincidence it got worse when we started reaching for our phones first thing in the morning.

Do you want to see this change? Do you care about this problem in our world? I invite you to learn more about the impact you can have by backing Unpluq.

Learn More



Tap above to see the video story

Unpluq is fully focused on changing the way we live with technology--and helping us have more connected, fulfilled lives.

Jorn & I have prepared a video for you with more information, and are offering investor Q&A sessions over the next couple of weeks.

If you care about this problem, and you want to see it change, I hope you'll join us in our mission!

Caroline Cadwell

CEO & Co-Founder, Unpluq

Unpluq



View in browser (looking for Unsubscribe? At the bottom.)

UNPLUQ

Own Part of Unpluq

Hi ,

A few months back we asked if you'd be interested in investing in Unpluq. We have just opened our raise to friends and customers first—before we open it to the public.

A snapshot of why this is so exciting:

- 626% revenue growth (MRR) over last year
- $15 billion market
- Patent Published (USA)

Learn More


Instagram
is blocked

Jorn & I have also prepared a video for you, and are offering investor Q&A sessions over the next couple of weeks.

If you care about this problem, and want to see it change, I'm excited to invite you to invest in Unpluq.

Enjoy your time,



Caroline Cadwell

CEO & Co-Founder, Unpluq

Testing the waters legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Unpluq

[redacted]

[TEST] Invest in the Future with Unpluq

Note to self 9:52 PM

Hi ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮

Because you've used Unpluq yourself, you already know how powerful it can be. My team and I are on a mission to help people and families reclaim their time and live richer, offline lives. We're raising funds to keep this mission going.

Imagine a world where we reach for life instead of our phones. Where we use our phones to connect--instead of disassociate. Do you care about this change? If so, I'd love for you to consider backing Unpluq. Here's why this is exciting:

Do you care about this change? If so, I'd love for you to consider backing Unpluq. Here's why this is exciting:

- Patent published (USA)
- 4,000+ paying customers
- 626% revenue growth last year (MRR)
- $15 billion market potential
- Featured in major publications like The New Yorker, Parents, BBC, and WSJ

Instead of turning to VC funding, I'm reaching out to those who've supported us so far—people like you.

Learn more about investing in Unpluq at our Wefunder campaign (with a video): https://www.wefunder.com/unpluq

I'm here for any questions, and there are some live QA sessions soon too (see bottom of the link above). Thank you so much for your support!

Caroline

Caroline Cadwell
CEO & Co-founder, Unpluq
https://www.linkedin.com/in/carolinecadwell

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